

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

John Yozamp
Chief Executive Officer
Expion360 Inc.
2025 SW Deerhound Avenue
Redmond, OR 97756

>   **Re: Expion360 Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Filed January 21, 2022**
>   **File No. 333-262285**

Dear Mr. Yozamp:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

Form S-1 Filed January 21, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

1.   We have reviewed your response to prior comment ten. You now disclose that net cash provided by financing activities for the nine months ended September 31, 2021 included $125,516 net proceeds from the sale of future revenues. Given the amounts presented on your statement of cash flows, it appears that you actually had $125,516 net payments on the liability for sale of future revenues. Please advise or revise your disclosure to address this apparent discrepancy.

Competitive Strengths, Supply Chain , page 48

2. We note your response to prior comment 11. Please clarify the two references to "[t]he following link" as we still could not find the links.

Consent of Independent Registered Public Accounting Firm, page Ex.23.1

3. We note that your auditor has consented to the inclusion of its report dated December 15, 2021. Given that the audit report is actually dated December 17, 2021, please make arrangements with your auditor to provide a revised consent that appropriately refers to the correct report date.

General

4. We note your response to prior comment 23. Please revise your disclosure to affirmatively state whether the forum selection provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As appropriate, revise your disclosure such as on pages 19 and 63 accordingly.

5. We reissue prior comment 24. We note your response that "where the selling stockholders did exercise their warrants to acquire shares in advance of the listing on Nasdaq, [they] would be free to resell at prices satisfactory to them (keeping in mind the warrant exercise price is $3.32)." Given that the selling stockholders would not be selling in a recognized and established trading market, disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices.

John Yozamp
Expion360 Inc.
February 3, 2022
Page 3

       You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing